EXHIBIT (e)

Co-registrant’s outstanding debt to the Commonwealth as of June 30, 2006 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years

PUBLIC DEBT

The public sector indebtedness of Queensland is comprised of a number of distinct categories; Public Debt to the Commonwealth, Other State Debt to the Commonwealth, Queensland Treasury Corporation Guaranteed Debt and Other Guaranteed Debt and Contingent Liabilities.

During April 1995, the Commonwealth Government and Queensland Government entered into an agreement (the Financial Agreement) whereby Queensland would pre-redeem its debt to the Commonwealth. This was carried out in July 1995.

Public Debt to the Commonwealth

The public debt to the Commonwealth results either from the Financial Agreement or from a specific arrangement between the Commonwealth and the Queensland Government concerning funds borrowed by the Queensland Government under the now expired Commonwealth Savings Bank Agreement.

Under the terms of the Financial Agreement, a State Government did not borrow in the market in its own name. Instead, the Commonwealth Government borrowed in the market in its name and then on-lent funds to the States. The resulting loan liability of the States to the Commonwealth is referred to in Queensland as the Public Debt to the Commonwealth. The debt servicing for these sums is funded from the Consolidated Fund. States were unrestricted in their use of these borrowings. The terms and conditions on which the Commonwealth Government on-lent the funds to the States mirrored the terms and conditions under which the Commonwealth itself borrowed the funds. However, under revised arrangements agreed to at the June 1990 Loan Council Meeting, the States and Territories have taken over responsibility as from July 1, 1990 for the refinancing of State and Territory debt to the Commonwealth. The debt is now financed by the State under a facility with Queensland Treasury Corporation.

The Debt Retirement Reserve Trust Account replaced the National Debt Sinking Fund from July 1, 1995. The Account is established under the 1994 Financial Agreement between the Commonwealth and the States as approved, ratified and validated with respect to Queensland by the Financial Agreement Act 1994. The Commonwealth and State are required to make contributions to this account in respect of the public debt of the State as specified in the Financial Agreement Act 1994. The State is required to make a contribution of an amount which, when added to the Commonwealth contribution, will equal the amount of debt to be redeemed in a Financial Year.

The outstanding balance of the State’s Public Debt to the Commonwealth as of June 30 in each of the previous five years is set out in the table below:

Public Debt to the Commonwealth

($ millions)

As at June 30,
2002	2003	2004	2005	2006
212(1) (2)	181(1)(2)	68(1)(2)	Nil	Nil

(1)	Outstanding debt relates to Commonwealth Government Installment Inscribed Stock in the name of Commonwealth Bank of Australia.
(2)	Face value of debt less the Queensland Government’s net balance in the Debt Retirement Reserve Trust Account.

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Other State Debt to the Commonwealth

In addition to the funds lent to the States pursuant to the Financial Agreement, the Commonwealth Government also lends funds to the States in accordance with a variety of agreed Commonwealth/State programs. In general, these funds are on-lent to borrowers in accordance with the terms of the agreed program, with repayment being made to the State from the revenues of the ultimate borrowers. When on-lent by Queensland, the debt is generally secured by State claims on tangible assets of the ultimate borrower.

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The following table outlines the outstanding advances made by the Commonwealth under this category of debt.

Other State Debt to the Commonwealth and Treasury

	As at June 30,
Agreement/Program	2002	2003	2004	2005	2006
	($ millions)
Commonwealth and State Housing(1)	497	486	475	463	452
Rural Adjustment	—	—	—	—	—
Softwood Forestry Agreement	—	—	—	—	—
Fitzroy Brigalow Land Development	—	—	—	—	—
Backlog Sewerage Agreement	16	16	15	14	13
National Railway Network	—	—	—	—	—
Natural Disaster Relief Assistance	13	11	10	8	6
Marginal Dairy Farms Scheme	—	—	—	—	—
Other	—	—	—	—	—

Total	526	513	500	485	471

(1)	This debt is a result of the Commonwealth lending funds to Queensland for onlending to qualified borrowers for various home purchase schemes. The debt has been consolidated and matures in 2042 with repayment rates fixed at approximately 4.5%.

Note: Amounts have been rounded to the nearest $1 million. Consequently, rounded amounts may not add to rounded totals.

Guaranteed Debt On-lent by Queensland Treasury Corporation

Queensland Treasury Corporation’s primary function to date has been to act as a central financing authority for on-lending funds raised by it to various Queensland statutory bodies. See section above headed “Queensland Treasury Corporation”. Under the provisions of the Act and the Statutory Bodies Financial Arrangements Act 1982 (as amended), financial arrangements entered into by a statutory body may be guaranteed by the Treasurer on behalf of the Government of Queensland.

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The Corporation’s guaranteed debt, as at the end of each of the last seven fiscal years, and the distribution of this debt among various borrowing authorities is detailed in the following table:

Guaranteed Debt Onlent by Queensland Treasury Corporation

	As at June 30,
Distribution of debt	2000	2001	2002	2003	2004	2005		2006
	($M)
Bodies within the Public Accounts
Department of Corrective Services	140	200	245	224	0	0		0
Department of Education and the Arts	3	13	96	146	125	111		92
Department of Emergency Services	8	10	10	9	7	6		5
Queensland Health	479	643	641	623	539	493		27
Department of Primary Industries-Forest Services	80	82	83	89	85	82		79
Department of Premier & Cabinet	36	17	15	13	13	12		29
Department of Public Works	305	302	265	253	257	229		210
Department of Housing	67	60	0	0	0	0		0
Q-FLEET	215	215	211	236	254	300		275
Queensland Transport	106	73	82	168	187	85		65
Department of Main Roads	834	992	1003	1081	948	938		863
Department of State Development and Innovation	5	1	0	77	182	354		159
Department of Employment and Training	8	9	8	15	8	6		3
Department of Natural Resources	138	127	0	0	0	0		0
Other	57	88	220	235	107	154		118

Government Owned Corporations
Queensland Electricity Corporation Limited (Powerlink)	1031	1141	1260	1395	1410	1476		1642
ENERGEX Limited	1510	1520	1776	1880	1763	2061		2565
Stanwell Corporation	371	347	331	338	231	209		118
Tarong Energy Corporation	235	419	558	684	287	255		265
CS Energy Ltd (1)	192	421	570	567	260	369	(1)	586
Gateway Investments Corporation Pty Ltd	235	254	271	304	300	316		304
Ergon Energy Corporation Limited	1072	1152	1287	1452	1453	1774		2143
Queensland Rail	3822	3976	3800	3960	3827	4016		4587
Port Authorities & Facilities (various)	494	522	449	533	641	751		694

Local Governments
Brisbane City Council	1107	1116	1087	1125	1013	1022		938
Cairns City Council	129	123	111	109	92	79		72
Caloundra City Council	46	63	61	74	78	91		95
Gold Coast City Council	318	313	313	331	347	393		404
Ipswich City Council	47	50	45	77	87	104		97
Logan City Council	124	123	117	110	98	91		85
Maroochy Shire Council	177	169	162	167	157	151		151
Redland Shire Council	98	95	91	105	106	116		121
Others	799	794	716	769	721	734		756

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	As at June 30,
Distribution of debt	2000	2001	2002	2003	2004	2005	2006
	($M)
Statutory Authorities
River Improvement Trusts	4	3	2	2	1	1	1
Water Supply Boards	98	62	97	164	242	210	206
Other Statutory Authorities
Universities	46	71	54	66	64	93	130
Grammar schools	39	40	42	49	45	50	65
Other	90	101	159	827	319	351	357

Queensland Home Lending Programs	170	139	0	0	0	0	0

Other Bodies
Qld Motorways Limited	834	879	981	1069	960	983	932
Suncorp\Metway/QIDC	386	379	320	0	0	0	3
Queensland Treasury Holdings	572	0	0	33	35	0	0
Other(2)	107	348	661	587	490	441	395	(2)

Total Funds Onlent	16561	17185	18269	19523	17587	18790	19634
Undistributed Borrowings	2308	4857	4679	3799	2032	6803	9223

Total Guaranteed Debt	18869	22042	22948	23322	19619	25593	28857

1.	The figure for 2004-05 excludes borrowings of $116 million on a non recourse basis for North West Energy Pty Ltd which was a fully owned subsidiary of CS Energy Limited.
2.	South East Queensland Water Corporation has an un-guaranteed borrowing of $198 million as at 30 June 2006 that is not included in these figures.

The Corporation raises funds in both the domestic and international capital markets with the market value of borrowings under management as at 30 June 2006 at $27.520 billion, which includes $11.730 billion of off shore debt based on the prevailing rates of exchange at 30 June 2006. Borrowings under management include the debt of local authorities and statutory bodies managed by the Corporation. The Corporation hedges its foreign debt portfolio through interest rate and currency swaps and other hedging and currency switching transactions.

The following table shows at 30 June 2006 the amount of principal of the Corporation’s outstanding indebtedness maturing over the next five years and for subsequent years. This table includes borrowings made by Authorities for which debt service responsibility has been assumed by the Corporation. The face value of maturing paper is used in the maturity structure. Accordingly, comparisons with the market value of debt disclosed in the previous paragraph are irrelevant.

Outstanding Indebtedness of QTC (Face Value)

Maturity Analysis

	As at June 30, 2006
	0-3 months	3-12 months	1-5 years	Over 5 years	TOTAL
	(in $ millions)
Offshore Debt(1)	94	300	6869	4260	11523
Domestic Debt(2)(3)	99	185	11037	4302	15623

TOTAL	$193	$485	$17906	$8562	$27146

1.	These totals have been translated into Australian dollars at a rate of exchange applicable at the balance date and do not include the net effect of currency swaps and forward currency contracts. They include US$80.8 million outstanding under the Corporation’s United States and European commercial paper facilities as at 30 June 2006.

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2.	Maturities of discounted loans are included at face value.
3.	These totals include A$Nil outstanding under the Corporation’s Australian dollar Treasury note facility as at 30 June 2006 (2005: A$635 million)..

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